SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT RULE 13d-2(a)
Vanguard Natural Resources, LLC

(Name of Issuer)
Common Units

(Title of Class of Securities)
92205F106

(CUSIP Number)
Mark Allen, Denbury Resources Inc., 5320 Legacy Drive, Plano, TX 75024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	92205F106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,137,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,137,255

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,137,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92205F106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,137,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,137,255

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,137,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92205F106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Operating Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,137,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,137,255

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,137,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92205F106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Onshore, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,137,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,137,255

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,137,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 92205F106
Item 1. Security and Issuer.
          This Schedule 13D relates to common units representing limited liability company interests (“Common Units”) of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas, 77057.
Item 2. Identity and Background.
(a) This Schedule 13D is filed by Denbury Resources Inc., a Delaware corporation (NYSE:DNR) (“Denbury”), Denbury Holdings, Inc., a Delaware corporation (“Denbury Holdings,” f/k/a Denbury Encore Holdings, Inc.), Denbury Operating Company, a Delaware corporation (“Operating,” f/k/a as EAP Properties, Inc.) , and Denbury Onshore, LLC, a Delaware limited liability company (“Onshore,” as successor in interest to Encore Operating, L.P.), which are referred to herein collectively as the “Reporting Persons.”
          Denbury is a publicly traded oil and natural gas company. Denbury is the sole stockholder of Denbury Holdings, and Denbury Holdings is the sole stockholder of Operating. Operating is the sole member of Onshore. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The business address of each of the Reporting Persons is 5320 Legacy Drive, Plano, TX 75024.
(c) The principal business of Denbury is to engage in the acquisition, development, operation and exploration of oil and natural gas properties. Denbury Holdings’ principal business is to engage in any business permitted by the laws of the State of Delaware. Operating’s principal business is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law. Onshore’s principal business is to engage in any lawful business, act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act, as the same exists or may hereafter from time to time be amended.
(d) Negative with respect to the Reporting Persons.
(e) Negative with respect to the Reporting Persons.
(f) Not applicable.
          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
          On November 16, 2010, Denbury, Encore Partners GP Holdings LLC, a Delaware limited liability company (“GP Holdings”), Encore Partners LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), Encore Operating, L.P., a Texas limited partnership, Vanguard Natural Gas, LLC, a Kentucky limited liability company (“Vanguard”), and the Issuer entered into a Purchase Agreement (the “Purchase Agreement”), whereby Denbury, GP Holdings, LP Holdings and Encore Operating, L.P. agreed to sell to Vanguard all of their respective interests in Encore Energy Partners LP (NYSE:ENP), a Delaware limited partnership, plus their interests in Encore Energy Partners GP LLC, a Delaware limited liability company as general partner of Encore Energy Partners LP (the “Sale Transaction”). The Sale Transaction closed December 31, 2010, following the satisfaction of certain customary closing conditions by the parties to the Purchase Agreement.

CUSIP No. 92205F106
          As partial consideration for the Sale Transaction, the Issuer issued to Encore Operating, L.P. the Common Units which are the subject of this filing. Following the closing of the Sale Transaction, Encore Operating, L.P. dissolved and transferred the Common Units which are the subject of this filing to Onshore.
          In connection with the closing of the Sale Transaction, the Issuer and Encore Operating, L.P. entered into a registration rights agreement dated as of December 31, 2010 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is obligated to file a registration statement covering the potential sale of the Common Units which are the subject of this filing. In addition, the Registration Rights Agreement gives the Reporting Persons piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses.
          The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.
Item 4. Purpose of the Transaction.
          As stated above in Item 3, the Common Units were acquired by Encore Operating, L.P. pursuant to the Sale Transaction, and subsequently transferred to Onshore.
          The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of this Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) None.
          Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although each reserves the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, the financial condition of the Reporting Persons, and other opportunities available to the Reporting Persons. The Reporting

CUSIP No. 92205F106
Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
          Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
Item 5. Interest in Securities of the Issuer.
          (a) (1) Denbury, as the direct owner of Denbury Holdings, and as the indirect owner of Operating and Onshore, may be deemed to be the beneficial owner of 3,137,255 Common Units, which represents approximately 10.6% of the outstanding Common Units (based upon calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, assuming that the number of Common Units outstanding consists of 26,352,499 Common Units outstanding as of November 1, 2010, as reported on the cover of the Issuer’s Form 10-Q for the period ended September 30, 2010, plus the 3,137,255 Common Units issued as a result of the Sale Transaction).
          (2) Denbury Holdings is the indirect beneficial owner of 3,137,255 Common Units, which represents approximately 10.6% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, assuming that the number of Common Units outstanding consists of 26,352,499 Common Units outstanding as of November 1, 2010, as reported on the cover of the Issuer’s Form 10-Q for the period ended September 30, 2010, plus the 3,137,255 Common Units issued as a result of the Sale Transaction).
          (3) Operating is the indirect beneficial owner of 3,137,255 Common Units, which represents approximately 10.6% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, assuming that the number of Common Units outstanding consists of 26,352,499 Common Units outstanding as of November 1, 2010, as reported on the cover of the Issuer’s Form 10-Q for the period ended September 30, 2010, plus the 3,137,255 Common Units issued as a result of the Sale Transaction).
          (4) Onshore is the direct and beneficial owner of 3,137,255 Common Units, which represents approximately 10.6% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, assuming that the number of Common Units outstanding consists of 26,352,499 Common Units outstanding as of November 1, 2010, as reported on the cover of the Issuer’s Form 10-Q for the period ended September 30, 2010, plus the 3,137,255 Common Units issued as a result of the Sale Transaction).
          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
          (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
          (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by Denbury on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends or distributions from, or the

CUSIP No. 92205F106
proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Item 7. Materials to be Filed as Exhibits.

99.1*	Purchase Agreement by and among Denbury Resources Inc., Encore Partners GP Holdings LLC, Encore Partners LP Holdings LLC, Encore Operating, L.P., Vanguard Natural Gas, LLC and Vanguard Natural Resources, LLC, dated as of November 16, 2010.

99.2*	Registration Rights Agreement among Vanguard Natural Resources, LLC and Encore Operating L.P., dated as of December 31, 2010.

99.3*	Joint Filing Statement

*	Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 14, 2011

Denbury Resources Inc.
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Holdings Inc.
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Operating Company
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Onshore, LLC
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Schedule 1
Listed Persons
(As of January 14, 2011)
Executive Officers of Denbury Resources Inc.
Phil Rykhoek
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Ronald T. Evans
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Mark C. Allen
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Robert L. Cornelius
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Senior Vice President — Operations
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Dan E. Cole
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Marketing
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Bradley A. Cox
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Business Development
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
H. Raymond Dubuisson
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Legal
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Charlie Gibson
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — West Region
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Jeff Marcel
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Drilling
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Alan Rhoades
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Accounting, Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 0
Barry Schneider
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — East Region
Citizenship: USA
Amount Beneficially Owned: 0
John Filiatrault
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — CO2 Supply & Pipeline Operations
Citizenship: USA
Amount Beneficially Owned: 0
Greg Dover
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — North Region
Citizenship: USA
Amount Beneficially Owned: 0
Whitney M. Shelley
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Vice President — Human Resources
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of Denbury Resources Inc.
Wieland Wettstein
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Chairman of the Board, President of Finex Financial Corporation Ltd.
Citizenship: USA
Amount Beneficially Owned: 0
Michael L. Beatty
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Chairman and Chief Executive Officer of Beatty & Wozniak, P.C.
Citizenship: USA
Amount Beneficially Owned: 0
Michael B. Decker
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Principle with Wingate Partners
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Ronald G. Greene
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024

Principal Occupation: Principal Stockholder and Officer and Director of Tortuga Investment Corp.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
David I. Heather
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Gary L. McMichael
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Gareth Roberts
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Geological Advisor for Denbury Resources Inc. and Non-Executive Chairman of
Petro Harvester Oil & Gas, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Randy Stein
c/o Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Denbury Holdings Inc.
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations, Assistant Secretary
(see above)
Mark C. Allen
Senior Vice President, Chief Financial Officer, Treasurer, Assistant Secretary
(see above)
H. Raymond Dubuisson
Vice President — Legal, Secretary
(see above)
Alan Rhoades
Vice President — Accounting, Chief Accounting Officer
(see above)

Directors of Denbury Holdings Inc.
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of Denbury Operating Company (f/k/a EAP Properties, Inc.)
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Mark C. Allen
Senior Vice President and Chief Financial Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations
(see above)
Dan E. Cole
Vice President — Marketing
(see above)
Bradley A. Cox
Vice President — Business Development
(see above)
H. Raymond Dubuisson
Vice President — Legal
(see above)
Charlie Gibson
Vice President — West Region
(see above)
Jeff Marcel
Vice President — Drilling
(see above)
Alan Rhoades
Vice President — Accounting, Chief Accounting Officer
(see above)

Barry Schneider
Vice President — East Region
(see above)
John Filiatrault
Vice President — CO2 Supply & Pipeline Operations
(see above)
Greg Dover
Vice President — North Region
(see above)
Whitney M. Shelley
Vice President — Human Resources
(see above)
Directors of Denbury Operating Company (f/k/a EAP Properties, Inc.)
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of Denbury Onshore, LLC
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Mark C. Allen
Senior Vice President and Chief Financial Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations
(see above)
Dan E. Cole
Vice President — Marketing
(see above)
Bradley A. Cox
Vice President — Business Development
(see above)

H. Raymond Dubuisson
Vice President — Legal
(see above)
Charlie Gibson
Vice President — West Region
(see above)
Jeff Marcel
Vice President — Drilling
(see above)
Alan Rhoades
Vice President — Accounting, Chief Accounting Officer
(see above)
Barry Schneider
Vice President — East Region
(see above)
John Filiatrault
Vice President — CO2 Supply & Pipeline Operations
(see above)
Greg Dover
Vice President — North Region
(see above)
Whitney M. Shelley
Vice President — Human Resources
(see above)
Managers of Denbury Onshore, LLC
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

AGREEMENT OF JOINT FILING
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Date: January 14, 2011

Denbury Resources Inc.
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Holdings Inc.
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Operating Company
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

Denbury Onshore, LLC
By:	/s/ Mark Allen
Sr. Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Purchase Agreement by and among Denbury Resources Inc., Encore Partners GP Holdings LLC, Encore Partners LP Holdings LLC, Encore Operating, L.P., Vanguard Natural Gas, LLC and Vanguard Natural Resources, LLC, dated as of November 16, 2010.

99.2	Registration Rights Agreement among Vanguard Natural Resources, LLC and Encore Operating L.P., dated as of December 31, 2010.

99.3	Joint Filing Statement